SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Keith Flaum, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Sarah A. O'Dowd, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the SEC on February 15, 2005 (the "Schedule 14D-9"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as supplemented on March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the supplement to the Offer to Purchase were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended on March 9, 2005 (the "Schedule TO").

This Amendment No. 1 make certain changes to Items 2, 6, 8 and 9 and should be read in conjunction with the Schedule 14D-9.

Item 2.    Identity and Background of the Filing Person.

Tender Offer

The first paragraph under this heading (on page 2 of the Schedule 14D-9) is amended and restated as set forth below:

This Statement relates to the tender offer by Acquisition Sub, an indirect wholly-owned subsidiary of Danisco, to purchase all of the outstanding Shares for $19.25 per share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase, the Letter of Transmittal and the supplement to the Offer to Purchase were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO and are incorporated by reference herein in their entirety. Danisco already owns 25 million Shares, or approximately 41.6% of the outstanding Shares, and 485 shares of Genencor's Series A preferred stock, no par value (the "Series A Preferred Stock"), representing 50% of the outstanding shares of Series A Preferred Stock.

Item 6 (on page 4 of the Schedule 14D-9) is amended and restated as set forth below:

Item 6.    Interest in Securities of the Subject Company.

Securities Transactions

Other than as described under "Special Factors - Certain Agreements Relating to the Offer and the Merger – The Acquisition Agreement" and "Special Factors - Certain Agreements Relating to the Offer and the Merger – The Stock Purchase Agreement" in the Offer to Purchase, which is incorporated herein by reference, no transactions in Shares during the past 60 days have been effected by Genencor or, to the best of Genencor's knowledge, by any executive officer, director, affiliate or subsidiary of Genencor or any pension, profit-sharing or similar plan of Genencor, except that (i) Mr. Bienaimé, Genencor's Chairman, Chief Executive Officer and President, purchased 395 Shares at a price of $13.83 per Share on December 31, 2004 pursuant to Genencor's employee stock purchase plan and (ii) James P. Rogers, a member of the Genencor Board, donated 8,260 shares on February 15, 2005 to the Ayco Charitable Foundation.

Item 8.    Additional Information.

Certain Financial Statements

The following is added as the second bullet point under this heading (on page 5 of the Schedule 14D-9):

•	the unaudited financial results of Genencor for the quarter and year ended December 31, 2004 that were furnished to the SEC as Exhibit 99.1 to Genencor's Current Report on Form 8-K (filed with the SEC on February 10, 2005);

The last sentence of this section (on page 6 of the Schedule 14D-9) is amended and restated as follows:

Genencor's book value per Share as of December 31, 2004 (based on unaudited results) was $6.37.

The following is added at the end of this section (on page 6):

On March 9, 2005, the plaintiffs and defendants in the Consolidated Delaware Action executed a memorandum of understanding that, subject to Chancery Court approval, will result in a dismissal with prejudice of all claims by the plaintiffs in the Consolidated Delaware Action. The memorandum of understanding provides for supplemental disclosures related to the Offer and the Merger (all of which are included in this Supplement), requests that the Chancery Court certify (for settlement purposes only) a class of plaintiffs consisting of all record holders of Shares from January 26, 2005 through the effective time of the Merger (the "Class"), and contains a release of all claims by members of the Class asserted in the amended complaint in the Consolidated Delaware Action and related to the Acquisition Agreement, the Stock Purchase Agreement, the Tender Offer, the Merger, or any public disclosures by the defendants related to the foregoing.

Item 9.    Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit	Description
(a)(1)(ix)+	Supplement to Offer to Purchase, dated March 9, 2005 (incorporated by reference Exhibit (a)(1)(xiv) to the Schedule TO).
(a)(1)(x)	Notice to Participants in the Genencor International, Inc. Retirement Investment Plan, dated March 4, 2005 (incorporated by reference to Exhibit (a)(1)(x) to the Schedule 13E-3 filed by Genencor with the SEC on February 15, 2005, as amended on February 16, 2005 and on February 22, 2005 (the "Schedule 13E-3")).
(a)(1)(xi)	Frequently Asked Questions ("FAQ") Regarding the Genencor Common Stock in the Genencor International, Inc. Employee Retirement Investment Plan (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule 13E-3).
(a)(1)(xii)	Tender Offer Instruction Form (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule 13E-3).
(a)(1)(xiii)	Notice to Participants in the Genencor International, Inc. Retirement Investment Plan, dated March 9, 2005 (incorporated by reference to Exhibit (a)(1)(xiii) to the Schedule 13E-3).
(a)(5)(vii)	Consolidated Amended Class Action Complaint of Ronald Zappolla, Mirfred Partners LLC and Walter Sloboda against Genencor International, Inc., et al., Consolidated C.A. No. 1052-N, filed in the Court of Chancery of the State of Delaware on February 24, 2005 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO).
(a)(5)(viii)	Memorandum of Understanding dated March 9, 2005 among the counsel to the parties to the Delaware Consolidated Action (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

+	Included in copies mailed to Genencor's stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.
/s/ Jean-Jacques Bienaimé By: Jean-Jacques Bienaimé Chairman, Chief Executive Officer and President

Dated: March 9, 2005